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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 23, 2009

THUNDER MOUNTAIN GOLD

(Exact Name of Registrant as Specified in its Charter)

Idaho	**001-08429**	**91-1031075**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5248 W. Chinden, Boise, Idaho	**83714**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **208-658-1037**

(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Other Events.

Attached hereto as Exhibit 99.1 is a presentation anticipated to be delivered by officers of Thunder Mountain Gold, Inc. to individuals on February 23, 2009 at offices located in Boise Idaho, and to individuals at the Four Seasons Hotel in Santa Barbara, California on March 3, 2009.

In accordance with General Instruction B.2 of Form 8-K, the information in this Item 7.01 of this report shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing.

Item 9.01 Exhibits.

Exhibits

99.1 Presentation

SIGNATURES

FORM 8-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THUNDER MOUNTAIN GOLD, INC.
(Registrant)

By: /s/ E. JAMES COLLORD

E. James Collord
President, Director and Chief Executive Officer

Date: February 23, 2009

Exhibit 99.1


Thunder Mountain Gold, Inc.
2009 Exploration & Project Overview
Spring 2009
Thunder Mountain Gold, Inc.
5848 Chinden Blvd.
Boise, Idaho 83714

Forward-Looking Statements: Statements made which are not historical facts, such as anticipated production, exploration results, costs or sales performance are "*forward-looking statements*", and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to, metals prices volatility, volatility of metals production, exploration project uncertainties, industrial minerals market conditions and project development risks. Refer to the Company's Periodic Filings for a more detailed discussion of factors that may impact expected future results. Thunder Mountain Gold undertakes no obligation to publicly update or revise any forward-looking statements.

Cautionary Note to Investors - The United States Securities and Exchange Commission ("SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.

Presentation Objectives

Exploration Project Summary

- South Mountain, Idaho
- Clover Mountain, Idaho
- Trout Creek, Nevada
- Tonopah, Nevada
- Portland, Arizona
- Gold Hill, Arizona

INCORPORATED:	Idaho, 1935 Nevada, 2008
TRADING:	NASDAQ – OTCBB
COMMON SHARES AUTHORIZED:	200,000,000 Shares
PREFERRED SHARES AUTHORIZED:	5,000,000
COMMON SHARES OUTSTANDING:	17.5M shares of Common Stock/Warrants - 07/31/08
"FREE TRADING" SHARES:	6M (approximate)
CONTROL SHARE POSITION:	30 individuals own approximately 8.9M shares or 51% (fully diluted)

COMMON SHAREHOLDERS:	2,038 (06/30/08)
12 Mo. TRADING RANGE:	$0.20-$0.45 US
ASSETS:	Properties and approx. $200K cash (1/1/09)
ADDITIONAL ASSET:	$7.5 million Charitable Contribution Deduction made in 2005. Carryover for 5 years.
LIABILITIES/DEBT:	None
FINANCIALS:	Audited and SOX Compliant
OWNED SUBSIDIARIES:	Thunder Mountain Resources South Mountain Mines, Inc.



2008 Exploration and Development
❑ Technical Report Completed by Kleinfelder
❑ Drilled 2,085 Feet of NQ and BQ Core
❑ Identified Ore Mineralization 300' Below Sonneman
❑ Rehabilitated Sonneman Portal and Workings
❑ Leased 490 Private Acres of Adjoining Ground (816 Total Private Acres)
❑ Staked 21 Unpatented Mining Claims (420 Acres)
❑ Completed Survey of the Patented Claims, Laxey Underground Workings, and Leased Ground
❑ Identified Intrusive Breccia Au Anomaly (1.7 ppm Au Rock Chips, 0.31 ppm soils)
❑ Identified Au Soil Anomalies at Clover Mountain

South Mountain Project

Located in Sections 33,34; T.7S.; R.5W. and Sections 9,10,11,14,15; T.8S.; R.5W. Boise Meridian, Owyhee County, Idaho

Latitude: 42° 44' 40" North
Longitude: 116° 55' 16" West

Approximately 70 air miles SW of Boise, Idaho and approximately 24 miles SE of Jordan Valley, Oregon

17 patented mining claims (326 acres) 21 unpatented mining claims (420 acres)

Two exploration leases totaling 490 acres of adjoining private ground



BOISE
GRASSY MTN
IDAHO
OREGON
JORDAN VALLEY
WAR EAGLE MINES
SOUTH MTN
CLOVER MOUNTAIN PROJECT
THUNDER MOUNTAIN RESOURCES SOUTH MOUNTAIN PROJECT


South Mountain
7801'
Laxey Adit
Williams Creek
Drainage
Exploration
Camp
South Mountain: Looking
South East from the South
Mountain Ranch
tm


South Mountain Camp and Workings
South
North
Bay State Shaft
Williams Creek
Sonneman Adit
Exploration Camp
Laxey Adit
tm

South Mountain District History

- 1868: Gold and Silver Quartz Veins Discove…
- 1874: South Mountain Consolidated Mining and Smelting
- 1875: Bullion City had 3,000 Residents
- 1930's: Development of the Laxey and Sonneman Levels
- 1940's: Anaconda Direct Ships 53,635 Tons to Utah Smelter
- 1950's: Defense Minerals Exploration Administration (DMEA)
- 1969: Property Consolidated & Purchased by W.A. Bowes, Inc
- 1977: South Mountain Mining, Inc. Sonneman & Laxey
- 2007: THMG/THMR Purchases 326 Acres (17 Patented Claims)
- 2008: THMG/THMR Lease 490 Private Acres. Au/Ag Anomalies

Crude Ore Shipments: 1941-1953
Total Tons: 53,653

Metal	Grade	Total Metal	Unit Value Current Price (January 2009)	Total Value
Gold	0.058 opt	3,120 oz	$900.00	$ 2,808,000
Silver	10.6 opt	566,440 oz	$12.50	$ 7,080,500
Copper	1.4%	1,485,200 lbs	$1.35	$ 2,005,020
Lead	2.4%	2,562,300 lbs	$.50	$ 1,281,150
Zinc	14.5%	15,593,100 lbs	$.50	$7,796,550
Total				$20,971,220
Value per Ton				**$391**

- Grades and Amounts Confirmed by Smelter Reports

South Mountain Mines: 1985 Ore Resource Estimate: 470,000 Tons

Metal	Grade	Total Metal	Unit Value Current Price (January 2009)	Total Gross Value
Gold	0.050 opt	23,500 oz	$900.00	$ 21,150,000
Silver	7.53 opt	3,539,100 oz	$12.50	$ 44,238,750
Copper	0.94%	8,836,000 lbs	$1.35	$ 11,928,600
Lead	1.4%	13,160,000 lbs	$.50	$ 6,580,000
Zinc	9.77%	91,638,000 lbs	$.50	$45,819,000
Total				$129,716,350
Value per Ton				**$276**

- Grades and Amounts Confirmed by Kleinfelder

Thunder Mountain Gold Inc.

South Mountain Mine Economics

Internal Scoping Study

- **Resource Estimate:** 470,000 Tons (Base Case)
- **Inputs:** $21M CapX; 5 Yr. Mine Life; 5% Disc. Rate
- **Net Present Value:** $ 40M
- **Net Present Value (Gross Rev.):** $ 69M
- **Current Share Price:** $0.25
- **Shares Outstanding:** 17.5M fully diluted
- **Comparable Market Valuation:** 2X NPV

* Economics conducted internally, and through the help of outside P.E. and consultant


South Mountain Project: General Geology Looking NW
Cretaceous Intrusives
Tertiary Basalts
Tertiary Intrusives
Triassic ? Metasediments
Laxey Level
Tertiary Intrusives
Texas Shaft
Google

South Mountain Geology

- Isolated Exposure of Metasedimentary (Triassic?) and Intrusive Rocks
- Mineralization Occurs as Skarn-Hosted, Zinc-Rich Polymetallic Sulfide Bodies and as Silver-Lead Replacement Veins
- Massive Sulfide: Pyrrotite+Sphalerite+Chalcopyrite+Galena
- Ore Zones Trend at 250°; -50° SW: Possible Au/Zn and Ag/Cu Correlation


A
A'
C
C'
D
D'
pTm
pTsc
Qal
Tqm
Kqd
Legend
Qal Alluvium and Colluvium
Tb Basalt
Tqm Quartz monzodiorite
Tlt Lower Tuff
Felsic Dikes
Pegmatite Dikes
Intermediate Dikes
Intrusive Breccia
pTsc Undifferentiated Metamorphics
pTm Undifferentiated Marble
Fault, dashed where approximate, dotted where concealed.
Lithologic contact, Dashed where inferred
Mine Shaft
Drill Hole
Mine Portal
Km 0.5 0 0.5 1 Km

South Mountain Sections A-A' and B-B'



A
A'
8000
7000
6000
5000
NW and NE Trending Reverse (Detachment) Faulting
Williams Creek
Tb
pTsc
pTlm
pTm
Tig
Elevation in Feet
B
B'
(pTlm) Host Unit for Massive Sulfide Ore
Metasediments Appear to Dip Under Intrusive
Williams Creek Gd
Tam

South Mountain Geology

- Isolated Exposure of Metasedimentary (Triassic?) and Intrusive Rocks
- Mineralization Occurs as Skarn-Hosted, Zinc-Rich Polymetallic Sulfide Bodies and as Silver-Lead Replacement Veins
- Massive Sulfide: Pyrrotite+Sphalerite+Chalcopyrite+Galena
- Ore Zones Trend at 250°; -50° SW: Possible Au/Zn and Ag/Cu Correlation


A
A'
C
C'
D
D'
Qal
Kqd
Tqm
pTsc
pTlm
pTm
Legend
Qal Alluvium and Colluvium
Tb Basalt
Tg Leucocratic Granite
Tlt Lower Tuff
Tf Felsic Dikes
Fault, dashed where approximate, dotted where concealed.
Lithologic contact, Dashed where inferred
Mine Shaft
Drill Hole
Mine Portal
Km 0.5 0 0.5 1 Km

Long Section C-C' Showing Ore Zones & Underground Workings


Surface Drilling: 4,777 Feet
Underground Drilling: 10,237 Feet
Texas Shaft
Laxey Level
Sonneman Level
470,000 Ton Resource
DMEA-2 Ore Zone
DMEA-2 Drill Intercept
C
C'
Scale
0
Feet
1,000
Mined Ore Zones
Intrusive Dikes

Approximately 8,000 Feet of Underground Workings

DMEA-2 Ore Zone 5'x5x5' Block Calculation

Sonneman Level Plan View

$383.83	$515.14						$314.49									
$531.64	$499.50	$355.73	$411.26	$387.91	$284.43	$371.62	$545.25	$368.39								
	$482.09	$539.31	$550.97	$582.05	$580.93	$396.30	$458.08	$877.28	$574.76	$593.56						
		$430.51	$361.43	$442.16	$493.25	$475.03	$476.18	$482.73	$539.88	$636.09	$648.41					
			$429.04	$228.42	$360.93	$480.84	$501.76	$482.03	$494.80	[illegible]	[illegible]	$524.39	$478.36			
			$249.00	$207.61		$271.66	$523.38	$485.76	$411.36	$439.76	$296.36	$415.66	$473.22	$461.23	$335.25	
							$320.18	$325.88	$383.64	$344.61	$376.76	$374.74	$536.22	$379.97	$242.02	$284.02
							$233.40		$239.24	$252.99	$287.74	$409.05	$857.98	$271.65	$266.27	
						$279.33	$214.99				$237.44	$419.73	$738.70	$229.36	$274.90	
											$277.51	$479.80	$417.87	$589.05		
										$220.85	$258.72	$464.39	$545.01			
										$281.70	$321.54	$323.88				
											$283.46	$317.38				
												$260.40				

- 50' Vertical Projection
- 10 Cubic Feet/Ton
- $4,759,797 Contained Value

Laxey Ore Zone: Stope on the Sonneman Level



Primary Ore Zone for Crude Ore Shipments (53,653 Tons) to Utah



DMEA-2 Drill Target Projection
DMEA-2 Drill Site
Bearing: 042 Degrees
Plunge: -86 Degrees
Total Depth: 873 Feet
Laxey Level
DMEA 2 Ore Shoot
Sonneman Level
DMEA-2 Drill Intercept
Approximately 300 Feet
Down Dip Below
Observed Mineralization
on the Sonneman Level
Drill Target
7400 L
7350 L
7300 L
7250 L
7200 L
7150 L
7100 L
7050 L
7000 L
6950 L
6900 L
6850 L
6800 L
6750 L
6700 L
6650 L
6600 L
20400 E
20600 E
18400 N
20800 E
21000 E
21200 E
21400 E
18600 N
21600 E
21800 E
22000 E


DMEA-2: 657'-669.5' (12.5')
DMEA 2: BOX 71: 656'-666'
0.066 opt Au: 1.46 opt Ag: 7.76% Zn: 0.276% Cu: 0.306% Pb


DMEA-2: 687’-704.5’ (17.5’)
DMEA 2: BOX 75; 693’- 702.5’
0.129 opt Au: 1.89 opt Ag: 2.18% Zn: 0.183% Cu: 0.152% Pb



TX-1 Drill Site
Bearing: 195 Degrees
Plunge: -60 Degrees
Total Depth: 1,222 Feet
East Texas Drill Site
Laxey Level
Sonneman Level
18400 N
18200 N
18000 N
17800 N
Texas Ore Zones
Texas Ore Zone: Drill Target Projection
Texas Target Zone
Intrusive Rocks to the South Appear to be Concordant with the Bedding of the Metasediments
21800 E
22000 E
22200 E
22400 E
22600 E
22800 E
23000 E
23200 E

Sonneman Level - Texas Chip Channel Samples

Sample No.	Width (ft)	Gold (opt)	Silver (opt)	Copper (%)	Lead (%)	Zinc (%)
2151	6	0.19	10.00	0.28	4.16	13.47
2152	6	0.53	6.05	0.22	3.08	17.79
2153	8.4	0.16	10.34	0.13	5.11	11.48
2154	5.75	0.31	15.87	0.49	7.18	17.86
2154A	5.75	0.22	42.29	0.18	23.10	14.08
2155	7	0.33	23.16	0.24	11.94	14.68
2155A	7	0.32	9.43	0.15	5.80	17.20
2156	7.5	0.36	6.91	0.23	2.29	15.75
2156A	7.5	0.26	4.47	0.22	1.67	16.10
2157	8	0.23	1.36	0.02	0.22	17.30
2157A	8	0.18	1.78	0.11	1.02	15.60
2158	9.6	0.17	2.75	0.12	1.02	16.97
2159	9	0.13	2.00	0.10	0.79	15.40
2160	6.6	0.12	6.60	0.23	4.51	15.16
2161	4.2	0.06	1.92	0.17	1.00	11.10
2162	6	0.10	1.48	0.06	0.68	12.88
2163	5	0.16	2.80	0.16	0.47	3.00
2164	6	0.06	2.40	0.08	0.65	16.20
2165	6.4	0.06	3.56	0.09	0.95	12.48
2166	4	0.09	2.15	0.06	1.00	17.15
2177	2	0.04	4.78	0.16	2.70	16.67
2178	5	0.06	2.66	0.18	1.12	14.89
2179	5	0.00	0.93	0.05	0.14	1.70
2180	5	2.00	12.31	0.19	8.20	12.63
Average		0.26	7.42	0.16	3.70	14.06

South Mountain Mines 1984 Channel Sample Results from the Texas Ore Zone on the Sonneman Level (~70 Feet)

Sample — **Length & Assay**

2180: 5'@ 2.0 opt Au
2154A: 5.75'@ 42.29 opt Ag
2154: 5.75'@ 0.49% Cu
2154A: 5.75'@ 23.1% Pb
2152: 6'@ 17.79% Zn

South Mountain Geology

- Isolated Exposure of Metasedimentary (Triassic?) and Intrusive Rocks
- Mineralization Occurs as Skarn-Hosted, Zinc-Rich Polymetallic Sulfide Bodies and as Silver-Lead Replacement Veins
- Massive Sulfide: Pyrrotite+Sphalerite+Chalcopyrite+Galena
- Ore Zones Trend at 250°; -50° SW: Possible Au/Zn and Ag/Cu Correlation


A
A'
C
C'
D
D'
Qal
Tqm
Kqd
pTsc
pTlm
Legend
Basalt
Lower Tuff
Felsic Dikes
Mine Shaft
Drill Hole
Mine Portal
Km
0.5
0
Km

South Mountain Project: Intrusive Breccia Au Target

Intrusive Breccia Zone (5,000'x 1,500'): 0.49 ppm – 1.7 ppm Au Rock chips
1,000'x 800' Orientation Soil Anomaly (0.31 ppm Au)


mineralized
int. breccia
D
D'
granitic sill(?)
2008 ddh DMEA-2
"laxey marble"
preferred skarn host
mixed metaseds;
schist, quartzite,
carbonates
known skarn orebody DMEA2
possible
mineralized
halo
projected
intrusive
1000ft
South West
North East


South Mountain Project
Au in Lowry Soils Orientation with Freeman Geology

South Mountain Intrusive Breccia Au Target

Orientation Soil Survey 1,000'x 800' Au Soil Anomaly

.012 ppm to 0.31 ppm Au


Selected Core Sample: DMEA-2 678'- 680'
Epidote
Hedenbergite
Ilvaite: Calcium Iron
Silicate Hydroxide
Andraditic Garnet

Skarn Mineralization Proximal to Ore Zones


Selected Core Sample: DMEA-2 692'- 693.5'
Sphalerite
Pyrite
Chalcopyrite
Chalcopyrite
Pyrrhotite
0.33 opt Au, 5.1 opt Ag, 8.1 % Zn, 0.38% Cu, 0.3% Pb


Selected Core Sample: DMEA-2 659.5'- 660.5'
Post Mineral Brecciation
Euhedral Quartz
Filling Vugs
Calcite + Quartz
Matrix
0.16 opt Au, 1.79 opt Ag, 17.6 % Zn, 0.13% Cu, 0.3% Pb


Gold Bearing Intrusive Breccia
Sub-rounded Quartz Monzonite Fragments
Silicified Schist
FeOx Rinds
Quartz Veinlets Cutting Multiple Lithologies
0.05 opt Au
5
6
7
8

Clover Mountain Project

Located in Sections 24, 25; T.8S.; R.1W. and Sections 19, 30; T.8S.; R.1E. Boise Meridian, Owyhee County, Idaho

Latitude: 42° 42' 34" North
Longitude: 116° 24' 10" West

Approximately 60 air miles SW of Boise, Idaho and approximately 30 miles SW of Gandview, Idaho

40 unpatented mining claims (800 acres)



BOISE
GRASSY MTN
IDAHO
OREGON
DELAMAR
WAR EAGLE MINES
JORDAN VALLEY
SOUTH MTN
CLOVER MOUNTAIN PROJECT
THUNDER MOUNTAIN RESOURCES SOUTH MOUNTAIN PROJECT


Clover Mountain Project
Epithermal Gold/Silver Stock Work-Fissure Veins Hosted by Cretaceous/Tertiary Granite
> 1 Square mile of Hydrothermally Altered Intrusive and Extrusive Rock
0.02-.058 opt Au in Stockwork Qtz Fracture Filling
Anomalous Base Metal Values Ranging from a Trace to 1.25% Cu and from a Trace to 1.54% Zn
Two Northeast Trending Au Soil Anomalies


0 Feet 1,000
N
Clover Claims Au in soils (PPM)

Clover Mountain Soil Geochemistry

- 215 Samples
- Initial 1500'x600' Grid Spacing
- 200'x200' Infill Grid Spacing
- Anomalous Au Values Range from a Trace to 783 ppb

Clover Mountain Soil Geochemistry

Two Lobes of Au Mineralization Trending 040 and 060 Degrees Az



0 Feet 1,000

Rough Geochem Contours

Au >20ppb: Red

Ag >500ppb: Green

As >50ppm: Orange

Clover Mountain Soil Geochemistry

Zn and Other Pathfinder Elements Trending at 305 Degrees Az



0
Feet
1,000

Rough Geochem Contours

Zn >100ppm:
Dark Blue

Sb >1.0ppm:
Light Blue

S >0.05%:
Fuscia

Hf >0.3ppm:
Green

Th >5.0ppm:
Yellow

Cd >0.5ppm:
Pink

Trout Creek Project
Nevada

Located in Sections 10, 11, 14, 16, 21, 22, 27; T.29N.; R.44E. Mount Diablo Baseline & Meridian, Esmeralda County, Nevada

Latitude: 40° 23' 36" North
Longitude: 117° 00' 58" West

Approximately 155 air miles NE of Reno, Nevada and approximately 20 mile SW of Battle Mountain, Nevada

60 unpatented mining claims (1,200 acres)



GREAT
NEVADA
BASIN
MOJAVE DESERT
Las Vegas
North Las Vegas
Bakersfield


Getchell
Twin Creeks
Lone Tree
Town of Battle Mountain
Trenton Canyon
Copper Basin
Battle Mountain
Mine Complex
Trout Creek Target
Cove/McCoy
Elder Creek


❑Target Defined by Regional Gravity High-Low Flexure
❑ Ground Magnetic Anomaly Confirmed by THMG
❑ Trout Creek Target is Located at the Intersection of a Northwest Trending Mineral Belt and North-South Trending Extensional Structures
Trout Creek Target Area


Fortitude
VIRGIN FAULT
Slaven
Fire Creek
Hilltop
MILL CREEK PROPERTY
Cove
McCoy
Tenabo
Elder Creek
Trout Creek Target
Gold Acres
Pipeline
Cortez
Buckhorn
Pediment
Cortez Hills
Horse Canyon
ET Blue
CAETANO TROUGH
0
7.5
15
kilometers
1997 USGS Gravity Base Map

West Tonopah Project
Nevada

Located in Section 3; T.2N.; R.42E. and Section 34; T.3S.; R.42E. Mount Diablo Baseline & Meridian, Esmeralda County, Nevada

Latitude: 38° 03' 40" North
Longitude: 117° 15' 04" West

Approximately 150 air miles SE of Reno, Nevada and approximately One mile SW of Tonopah, Nevada

Eight unpatented mining claims (160 acres)


GREAT
NEVADA
BASIN
MOJAVE DESERT
Las Vegas
North Las Vegas
Bakersfield


Round Mountain
Beaumont
Manhattan Mine
Hall Molybdenum Mine
Midway
Town of Tonopah
Three Hills
Mizpah Mine
West Tonopah
Tonopah Divide Mine
Hasbrouck Mtn


West Tonopah Project Looking Northeast from
Allied Nevada Gold's Three Hills Project
Tonopah
West Tonopah
Claim Group



Tonopah Project
NEVADA
Schematic Cross Section
THMG West
Tonopah Claims
Eastfield Resources Ltd
TH97-16
Tonopah Claims
WEST
EAST
Siebert
Fraction tuff
Mizpah
trachyte
West End
Rhyolite
Tonopah rhyolite
Buried intrusive ? ?
THMG Drill Target
0
-200
-400
-600
-800
-1000
feet
Silver-gold lodes
(includes bonanza zones)
Bulk tonnage stockwork
(widths to plus 50 feet
edge by assay cut off)
19.7 ozt Ag & 0.21 ozt Au
Hill of Gold
bulk tonnage disseminated
heap leach gold deposit
0.023 ozt Au

Thunder Mountain Gold: West Tonopah Claim Group

Drill Target: South West Extension of the Ohio Vein at the Contact Between the West End and Tonopah Rhyolites

DH TH97-16: 10' (410-420') @ 0.22 opt Au, 8.4 opt Ag Reported

Portland Claim Group

Located in Section 12, T.23N.; R.21W. Gila Salt River Base & Meridian, Mohave County, Arizona

Latitude: 35° 23' 50" North
Longitude: 114° 28' 47" West

Approximately 65 air miles SE of Las Vegas, Nevada and approximately 30 mile NW of Kingman, Arizona

19 unpatented mining claims (380 acres)

Target: Low Angle Detachment Structures Between Tertiary Rhyolite and Precambrian Intrusives


ARIZONA
Phoenix
Tucson


Low Angle Structural Contact
Between Tertiary Volcanics and
Precambrian Gneiss
7.55 ppm Au in Calcite
Supported Breccia
Western States Portland Mine
Looking Northwest
(Approximately Three Million Tons Mined in 1982-83)


Portland Claim Group Looking West
1.35 ppm Au in Silicified
Rhyolite Breccia
Portland Claim Group: 1.35 ppm Au in Silicified Rhyolite+Calcite
Breccia. Located 1.5 Miles NE of Portland Mine

Gold Hill Claim Group

Located in Sections 1 and 12, T.4N.; R.13W. Gila Salt River Base & Meridian, La Paz County, Arizona

Latitude: 33° 42' 42" North
Longitude: 113° 32' 54" West

Approximately 100 air miles NW of Phoenix, Arizona and approximately six mile SE of Salome, Arizona

22 unpatented mining claims (440 acres)

Target: Low Angle Detachment Structures Between Paleozoic Metasediments and Precambrian Intrusives



COCONINO
PLATEAU
ARIZONA
Phoenix
Mesa
Tucson


Gold Hill Claim Group Looking Southwest
pC Gniess
Pz Metasediments
Gold Hill Target Area
Gold Hill Claim Group: 5.14 ppm Au, 0.39% Cu in Silicified, FeOx Stained, Brecciated Gneiss. Located 3.5 Miles NE of the Little Harquahala Mine


Historic Prospects on the Gold Hill Claim Group
Silicified Metasediments:
5.14 ppm Au, 0.39%Cu

2009 Exploration and Development

(Level 2 Exploration Budget $691,000)

- Complete Private Placement
- South Mountain: 10,000′ RC/Core Drill Program
  - Texas Ore Zone
  - Intrusive Breccia
  - DMEA-2 Deep
  - Laxey Deep
- Open Texas Ore Zone on Sonneman Level
- Acquire Remaining Private Parcels at South Mountain
- Clover Mountain: 1,000′ RC/Drill Program
- Option Trout Creek and Tonopah Properties
- Advance Gold Hill and Portland Properties
- Northwest Nevada Exploration: Magnetics/Gravity Geochem/Precambrian Lineaments